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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K
                           Report of Foreign Issuer

   PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                    Filing No. 3 for the month of May, 2000


                          Bid.Com International Inc.
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                          (Exact name of Registrant)

         6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
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                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F   X       Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes __      No  X
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                           BID.COM INTERNATIONAL INC.

     On May 19, 2000, Bid.Com International Inc. ("Bid.Com" or the "Company") announced that it had entered into a private placement agreement with the Acqua Wellington Value Fund Ltd. ("Acqua Wellington") for the sale of up to US$6.5 million in Units. This transaction is subject to regulatory and exchange approvals.

     Each Unit, priced in the context of the market, will entitle Acqua Wellington to acquire one common share of Bid.Com and 0.40 of a common share purchase warrant. Each whole share purchase warrant can be exercised to acquire one additional common share, and will carry a term of 24 months. The Company will use the net proceeds of the issue to fund its continuing growth in the business-to-business sector and for general working capital purposes.

     The securities comprising the Units will be sold in a private placement and may not be resold in the United States or Canada unless registered or an exemption from registration is available. The Company has agreed to use its bests efforts to register the common shares and the common shares issuable upon exercise of the warrants with the Securities and Exchange Commission.

     This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction.

     This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Bid.Com's results to differ materially from expectations. These risks include Bid.Com's ability to further develop its business-to-business and licensing businesses, Bid.Com's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of Bid.Com's products and services, competitive factors, new products and technological changes, and other such risks as Bid.Com may identify and discuss from time to time, including those risks disclosed in Bid.Com's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that Bid.Com's plan will be achieved.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BID.COM INTERNATIONAL INC.
Date: May 22, 2000                          By:  /s/ John Mackie
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                                            Name: John Mackie
                                            Title:   General Counsel